--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

MACE SECURITY INTERNATIONAL, INC.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

554335 20 8

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(CUSIP Number)

RICHARD BARONE

C/O ANCORA CAPITAL INC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

January 14, 2008

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 554335 20 8

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 554335 20 8

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

32,200

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

32,200

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10

SHARED DISPOSITIVE POWER

135,200

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

167,400

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.02%

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 554335 20 8

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

1,327,500

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

1,327,500

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,327,500

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.06%

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14

TYPE OF REPORTING PERSON*

IA

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

SCHEDULE 13D

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CUSIP NO. 554335 20 8

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

20,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

20,000

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12%

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14

TYPE OF REPORTING PERSON*

IN

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The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned on August 29, 2006, November 30, 2006, June 26, 2007 and September 11, 2007. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 1.

Security and Issuer

This Statement relates to the shares of Common Stock (the "Shares") of Mace Security International, Inc.  The address of Issuer’s executive principal offices is 401 East Las Olas Boulevard, Suite 1570, Fort Lauderdale, Florida 33301.

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora” or “Ancora Group”.  Participants in the Ancora Group include Ancora Capital, an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, the main subsidiary of Ancora Capital incorporated in the state of Nevada; Ancora Advisors LLC, a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of the aforementioned entities. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora Homeland Security Fund and Ancora Bancshares, are registered with the SEC as investment companies under the Investment Company Act, as amended. Mr. Richard Barone is the controlling shareholder of Ancora Capital, controls 31% of Ancora Advisors, owns approximately 15% of Merlin Partners, and is Chairman of and has an ownership interest in the various Ancora Funds.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of Ancora, including Mr. Barone, have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer.  Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

In September, 2007, in an amended 13D filing, Mr. Barone urged MACE not to engage in a costly proxy contest by opposing Lawndale’s proposal (a major shareholder) to restructure MACE’s Board with the addition of highly qualified, independent directors. In October, 2007, the management of MACE determined that it was not in their best interest to engage in a proxy contest and agreed to a restructured Board.

Under current management, MACE has had losses in each of the past five years totaling nearly $30 million.  During this period serious middle management fraud was discovered and extraordinary legal expenses were incurred associated with the hiring of alleged illegal aliens.  Mr. Barone has noted that MACE’s bloated payroll has failed to sufficiently drive revenue in order to achieve operating profits. In spite of the consistent erosion of shareholder value, top management has been the beneficiary of a compensation structure (salary plus bonus) designed to reward failure.

Mr. Barone is urging the new Board to take only those actions which immediately and positively impact shareholder value. Recognizing that a Board is limited in its ability to achieve operating results, and trusting current management to act in the shareholder’s interest is without precedent, there remains a number of significant actions which the Board can take to enhance shareholder value. Mr. Barone believes that the current public market value of MACE’s shares price is less than half of its private market value and is urging the Board to do all of the following:

1.

Purchase shares in the public market. Each share of MACE which the Company purchases enhances the real asset value of each outstanding share.

2.

Place a moratorium on any further acquisition.

3.

Explore all avenues to enhance the “MACE” brand including the sale of that brand.

4.

Reduce, sell, trade, barter or collapse all businesses which are losing money.

5.

Design a plan to be completed within a two year period to return all value to shareholders.

In the light Mace’s history under current management, the Board should be obligated to shareholders to take only those actions which clearly, immediately and directly protect and enhance shareholder value.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of January 8, 2008, and the percentage of the Shares outstanding represented by such ownership (based on 16,465,253 shares outstanding as of September 30, 2007):

Name:

No. of Shares

Percent of Class

Ancora Advisors(1)

1,327,500

8.06%

Ancora Securities(2)

135,200

0.82%

Ancora Owners/Employees(3)

52,200

0.32%

Total

1,514,900

9.20%

(1) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 1,327,500 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(2) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(3) These shares are owned by the owners and employees of Ancora including Mr. Barone.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Exhibit B: Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, and Richard Barone, dated January 14, 2008.

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

January 14, 2008

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

EXHIBIT A

                 MACE INTERNATIONAL SECURITY, INC. (MACE)

                      SECURITY CROSS REFERENCE

Date	Buy/Sell	Quantity	Price
11/16/07	Buy	9,000	1.880000
11/20/07	Buy	1,300	1.940000
11/20/07	Buy	2,600	1.930000
11/20/07	Buy	400	1.920000
11/20/07	Buy	700	1.910000
11/21/07	Buy	930	1.950000
11/21/07	Buy	870	1.940000
11/21/07	Buy	200	1.930000
11/21/07	Buy	3,000	1.910000
11/27/07	Buy	15,000	1.958656
11/29/07	Buy	2,000	1.950000
12/6/07	Buy	5,000	1.970000
12/17/07	Buy	2,000	1.997155
12/18/07	Buy	2,000	1.957500
12/19/07	Buy	200	1.950000
12/21/07	Buy	3,000	1.994000
12/21/07	Buy	800	2.050000
12/21/07	Buy	1,900	2.000000
12/21/07	Buy	300	1.990000
12/26/07	Buy	8,700	2.000000
12/26/07	Buy	3,405	1.990000
12/26/07	Buy	100	1.980000
12/26/07	Buy	595	1.970000
12/27/07	Buy	15,000	1.944300
12/28/07	Buy	12,000	1.949916
12/31/07	Buy	3,000	1.947866
1/10/08	Buy	3,000	1.903266
1/11/08	Buy	1,000	1.950000
		98,000

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated September 11, 2007 (including amendments thereto) with respect to the Common Stock of Mace Security International, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

January 14, 2008

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE